Exhibit 4.29

EXECUTION COPY

EXPLORATION AGREEMENT
WITH PROPERTY ACQUISITION RIGHT

by and between

BOOT HILL GOLD INC.
(an Alaska corporation)

And

METALLICA RESOURCES ALASKA INC.
(an Alaska corporation)

METALLICA RESOURCES INC. (as to Section 22)
(an Ontario corporation)

Effective as of July 9, 2007

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EXPLORATION AGREEMENT WITH PROPERTY ACQUISITION RIGHT

THIS EXPLORATION AGREEMENT WITH PROPERTY ACQUISITION RIGHT (this **"Agreement"**), made and entered into effective as of _____________, 2007, by and between

BOOT HILL GOLD INC. (**"Owner"**), an Alaska corporation, the address of which is Boot Hill Gold, Inc., c/o Gerald Blair, President, 5550 5th Street, NW, Tillamook, OR 97141;

and

METALLICA RESOURCES ALASKA INC.(**"MR"**), an Alaska corporation, the address of which is 12200 East Briarwood Avenue, Suite 165, Centennial CO 80112,

and

METALLICA RESOURCES INC., an Ontario corporation, as to Section 22 only, the address of which is 12200 East Briarwood Avenue, Suite 165, Centennial CO 80112.

WITNESSETH:

WHEREAS, Owner is the owner of certain "Claims" as hereinafter defined, situated in the Nenana Recording District, state of Alaska;

WHEREAS, subject to the terms and conditions of this Agreement, Owner desires to grant to MR both the right to conduct Exploration for Locatable Minerals situated within the Claims held by Owner and the right to acquire the Claims held by Owner, subject to certain reservations, exceptions, exclusions, and limitations and otherwise in accordance with the provisions of this Agreement;

WHEREAS, subject to the terms and conditions of this Agreement, MR desires to receive from Owner a grant of both the right to conduct Exploration for Locatable Minerals situated within the Claims held by Owner and the right to acquire the Claims held by Owner, subject to certain reservations, exceptions, exclusions, and limitations and otherwise in accordance with the provisions of this Agreement,

WHEREAS, MR represents that its stated goal in entering into this Agreement is the purchase of the Claims through diligent exploration for the discovery and delineation of a minimum 1 million ounce gold and/or gold-equivalent mineral resource which, if successful, will culminate in the completion of a final feasibility study that will form the basis for a decision to construct and operate a commercial mining operation on the Claims. A decision to construct and operate a commercial mining operation on the Claims will be made prudently and will be based on favorable economic forecast for the project in the future. MR and the Owner each recognize that a decision to construct and operate a commercial mine may or may not occur during the term of this Agreement.

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NOW THEREFORE, in consideration of the mutual agreements and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Owner and MR hereby agree as follows:

LIST OF EXHIBITS

This Agreement also includes the following Exhibits, all of which are attached hereto and made a part hereof as if fully set forth in this Agreement:

EXHIBIT A:	Part 1A—state of Alaska Mining Claims Part 2—Area of Interest
EXHIBIT B	Definition of Work Expenditures
EXHIBIT C	Annual Report
EXHIBIT D	Assignment/Deed
EXHIBIT E	Silver Dollar Claims
EXHIBIT F	Form of Net Smelter Royalty Deed
EXHIBIT G	Disclosures

1. **DEFINITIONS**. For purposes of this Agreement, the following terms shall have the following meanings:

1.1 **"Affiliate"** means a person, partnership, limited liability company, joint venture, corporation, or other entity which (i) can control (either directly or indirectly) or be controlled by (either directly or indirectly) a party hereto or (ii) is under the common control, with a party hereto, of a third person or other entity. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust, or otherwise.

1.2 **"Agreement Year"** means each calendar year during the term of this Agreement, except in the case of the first Agreement Year hereunder which shall run from the effective date of this Agreement through December 31, 2007.

1.3 **"Annual Holding Fee"** is defined in Section 8.12.

1.4 **"Area of Interest"** means all of the lands within the area denominated as the "Area of Interest" on the map attached hereto as Part 2 of Exhibit A (including but not limited to all of the lands within the Claims as the same exist upon execution of this Agreement) including the state of Alaska mining claims of Pacific Northwest Resources.

1.5 **"Claims"** means all of the following: (i) the State of Alaska mining claims described in Part 1 of Exhibit A attached hereto and any additional interests acquired by either party within the boundaries of such mining claims during the term of this Agreement; (ii) except as provided below, upon acquisition of the same, any and all rights, titles, interests, and estates in land acquired by either party within the Area of Interest during the term of this Agreement that

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become part of the Claims pursuant to Section 3 of this Agreement; and (iii) any and all rights and privileges appurtenant to any or all of the foregoing sites, claims, leasehold locations, leases, or other interests (including but not limited to access rights and water rights, to the extent the same exist and are appurtenant to the Claims), and any and all improvements situated thereon in (i) and (ii) above. Provided, however, such term does not include (i) any property holdings or mining claims now held or hereafter acquired by a third party (other than the state of Alaska or any of its subdivisions) within the Area of Interest, where such third party is not an Affiliate of MR; and that are acquired by MR or an MR Affiliate during the term of this Agreement. Notwithstanding the foregoing, any new state of Alaska mining claims acquired from the state government or any of its subdivisions by or under the direction of MR or its permitted assigns within the Area of Interest are included as Claims.

1.6 **"Commercial Production"** means and is deemed to have been achieved when the first commercial sale of more than $25,000 of Locatable Minerals from the Claims has occurred after the delivery of the Feasibility Study.

1.7 **"Development"** means the preparation of the relevant Claims for the removal and recovery of valuable Locatable Minerals, the construction or installation of a mill, processing and other ancillary facilities, the development of underground and above ground structures to access the Locatable Minerals, the location and construction of needed utility lines, construction of any man camp and other housing facilities, the preparation of the surface and construction of various facilities, installations and other ancillary facilities needed for the extraction, removal, handling, processing and transportation of the Locatable Minerals, and any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Locatable Minerals.

1.8 **"Environmental Laws"** means all federal, state and local Laws, approved plans of operation and reclamation plans, and contractual obligations that relate to the protection of the environment whether now existing or hereafter adopted, including without limitation those that relate to reclamation or the existence, handling, manufacture, treatment, storage, disposal, use, generation, release, threatened release, discharge, refining or recycling of Hazardous Materials. Without limiting the foregoing, Environmental Laws include the Hazardous Materials Transportation Act (49 U.S.C. §§ 1801, *et seq.*), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §§ 6901, *et seq.*), the Clean Air Act (42 U.S.C. §§ 7401, *et seq.*), the Federal Water Pollution Control Act (33 U.S.C. § 1251), the Safe Drinking Water Act (42 U.S.C. §§ 300f, *et seq.*), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §§ 9601, *et seq.*), the Superfund Amendments and Reauthorization Act of 1986 (Pub. L. 99-499); the Oil Pollution Act of 1990 (33 U.S.C.A. §§ 2701-2761); the Toxic Substances Control Act (15 U.S.C. §§ 2601, *et seq.*), the Emergency Planning and Community Right to Know Act (42 U.S.C. §§ 11001, *et seq.*), the Occupational Safety and Health Act (29 U.S.C. §§ 651, *et seq.*), the Pollution Prevention Act of 1990 (42 U.S.C. §§ 13101, *et seq.*), the Atomic Energy Act of 1954, 68 Stat. 919, the Energy Reorganization Act of 1974, the Mine Safety and Health Act of 1977, the Uranium Mill Tailings Radiation Control Act (42 U.S.C. §§ 7901, *et seq.*), and all similar or additional federal, state, local Laws relating to the protection of the environment, all as amended, and all regulations promulgated thereunder, in each case as currently existing or as may hereinafter be promulgated.

1.9 **"Exploration"** means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products, including but not limited to additional drilling required after discovery of potentially commercial mineralization, and including related compliance with Environmental Laws.

1.10 **"Feasibility Study"** means a written report setting forth in detail an analysis of the economic and commercial viability of conducting operations for the production and sale of Locatable Minerals from a mine on the Claims that recommends that all or part of the Claims should be brought into Commercial Production. It shall also describe in detail the method by which Commercial Production should be achieved and continued, including, where applicable, reasonably anticipated exploration costs that a mine operator would undertake to identify and quantify new mining reserves on the Claims and shall also contain an analysis of applicable Environmental Laws, the requirements of environmental permits, and an estimate of the cost of complying with such Laws. Such report shall be in such form as is ordinarily necessary to satisfy substantial international financing institutions for the purpose of determining the advisability of providing project financing on a commercially competitive basis taking into consideration all relevant criteria deemed to be both normal and prudent for the mining industry in the United States.

1.11 **"Hazardous Materials"** means any material or substance now or hereafter: (a) the presence and amount of which requires reporting, investigation, removal or remediation under any Environmental Laws; (b) that is defined as a "hazardous waste," "hazardous substance" or "toxic pollutant" or "contaminant" under any Environmental Laws; (c) that is toxic, explosive, corrosive, flammable, ignitable, infectious, radioactive, reactive, carcinogenic, mutagenic or otherwise hazardous and is regulated under any Environmental Laws; (d) that contains gasoline, diesel fuel or other petroleum hydrocarbons; or (e) that contains PCBs, asbestos or urea formaldehyde foam insulation.

1.12 **"Laws"** means any and all applicable laws, statutes, regulations, permits, consent decrees, or other judicial and/or quasi-judicial requirements or any similar legal obligations promulgated or adopted by any national, regional, or local governmental body, including any order of any court having jurisdiction over the Parties or either of them.

1.13 **"Locatable Minerals"** means gold, silver, platinum, copper, lead, zinc, tin, and all other locatable minerals, locatable mineral substances, locatable mineral products, locatable mineral by-products, and locatable mineral materials, as defined by Alaska law, that are produced and sold from the Claims.

1.14 **"Reserved Rights"** is defined in Section 4.

1.15 **"Work Expenditures"** means those costs and expenses described in Exhibit B attached hereto.

2. <u>GRANTS AND RESERVATIONS</u>.

2.1 <u>Grant of Exploration Rights</u>. Subject to the reservations, exceptions, exclusions, limitations, conditions, and other provisions contained in this Agreement, Owner hereby grants to MR and MR hereby accepts the exclusive right to conduct Exploration and Development for

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Locatable on, in, or under the Claims for the term set forth in Section 5 below. The grant made in this Section 2.1 includes but is not limited to the following rights to the extent held by the Owner:

2.1.1 The nonexclusive right to use the surface of the Claims;

2.1.2 The sole and exclusive right to conduct Exploration of the Claims for Locatable Minerals situated on, in, or under the Claims by conducting geological, geochemical, and geophysical exploration and by taking samples of water, soil, sediments, minerals, float, and bedrock (including by means of drilling, trenching, and bulk sampling for offsite analysis), if and to the extent permitted by state of Alaska, Department of Natural Resources or other governmental agency with jurisdiction over the Claims;

2.1.3 The nonexclusive right to conduct such environmental, archeological, geotechnical, engineering, feasibility, or other investigations and studies respecting the Claims or the Area of Interest as may be necessary or desirable in connection with ascertaining the feasibility of conducting commercial mining operations for Locatable Minerals situated on, in, or under the Claims;

2.1.4 To occupy and use the Claims as described in this Section 2.1 in connection with or in support of operations conducted by MR within the Area of Interest but only for the benefit of the Claims;

2.1.5 To perform reclamation on the Claims in conformance with the provisions of this Agreement and all applicable Environmental Laws; and

2.1.6 To take any and all other actions that are reasonably necessary or desirable in connection with or in support of operations under this Agreement.

2.2 Grant of Property Acquisition Right. Subject to the reservations, exceptions, exclusions, limitations, conditions, and other provisions contained in this Agreement, Owner hereby grants to MR and MR accepts from Owner, the sole and exclusive right to acquire the Claims (the **"Property Acquisition Right"**), subject to certain reservations, exceptions, exclusions, and limitations as described in Sections 7 and 8 below. Such Property Acquisition Right shall be only exercisable by giving written notice of exercise to Owner at any time during the term of this Agreement only after MR has delivered a Feasibility Study to Owner and made the payment of Advance Royalty required by the date of the delivery of the Feasibility Study based on the payments required in Section 8 below.

2.3 Silver Dollar Claims. Owner will grant MR the right to negotiate an option to acquire the Silver Dollar Claims as follows. Such option shall be for a period of one year beginning on the date that Owner notifies MR in writing that Owner is ready to offer the Silver Dollar Claims for option. Owner will not grant any rights in the Silver Dollar Claims to any other party without first providing MR the one year negotiation period. The Silver Dollar Claims are designated by the cross hatch in Exhibit E.

2.4 Use of Camp Facilities and Equipment. Owner has granted MR the option to rent Owner's camp facilities located near Eva Creek during the term of this Agreement at a monthly

rental rate of $2,500 during the months that MR occupies the camp. MR has the option to make improvements or upgrades to the camp during the first year of this Agreement, which, when made during the first Agreement Year and up to a maximum of $12,500, will be credited by Owner against the monthly rental rate. The camp is provided 'AS IS, WHERE IS'. Upon termination of this Agreement, MR shall vacate the camp in at least as good a condition as received, ordinary wear and tear excepted. Use of the camp shall be at MR's sole risk and MR hereby agrees to indemnify, defend and hold Owner harmless from any and all claims, suits, obligations, and liabilities (whether absolute, contingent or otherwise) arising directly or indirectly from any injuries and/or death to any person using or visiting such camp including where the same arises from any simple negligence of Owner. MR shall bear all costs and governmental assessments arising from the use and/or occupancy of the camp. The indemnification provisions in the foregoing shall survive expiration or earlier termination of this Agreement.

2.5 Materials Other Than Locatable Minerals. Owner acknowledges that State of Alaska mining claims does not give Owner the right to sell minerals, materials, rocks, other than Locatable Minerals, located on the Claims. In the event that another mineral, rock or material in the ground that the law of the state of Alaska does consider locatable or as to which the state of Alaska grants rights to extract and sell, including without limitation, any sand and gravel (including any sand and gravel produced from mining Locatable Minerals), is extracted by MR from the ground within the Claims and sold to a third party in compliance with any required state of Alaska permit, MR will pay a mutually agreed upon royalty to Owner. If MR and Owner cannot agree upon a royalty, MR and Owner agree to proceed with binding arbitration using the Commercial Rules of the American Arbitration Association to determine the royalty amount.

3. **ACQUISITIONS WITHIN AREA OF INTEREST**. Any and all rights, titles, interests, and estates in land acquired during the term of this Agreement by MR (or at the direction of MR), or any Affiliate of MR (or at the direction of any Affiliate of MR), by location or other acquisition under state of Alaska mining laws in the Area of Interest shall become part of the Claims (unless the non-acquiring party elects otherwise pursuant to this Section), without any additional consideration and will be acquired in the name of Owner. Any and all rights, titles, interests, and estates in land acquired during the term of this Agreement by Owner (or at the direction of Owner), or any Affiliate of Owner (or at the direction of any Affiliate of Owner), by location or other acquisition under the state of Alaska mining laws within the Area of Interest shall become part of the Claims (unless the non-acquiring party elects otherwise pursuant to this Section), without any additional consideration.

4. **RESERVATIONS**. Owner hereby reserves unto itself all rights not expressly granted hereby, including but not limited to right to continue to honor agreements currently in existence with persons to conduct placer mining operations on the Claims (**"Reserved Rights"**). Owner will not enter into any new agreements to allow placer mining operations on the Claims, without the prior written approval of MR, which approval will not be unreasonably withheld, conditioned or delayed. Owner's Reserved Rights are subject to the following:

4.1 The exercise by Owner of any of Owner's Reserved Rights shall be at Owner's sole risk and expense.

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4.2 Owner shall be solely responsible for obtaining any and all licenses, permits, and other approvals required by any federal, state, or local governmental entity which are applicable to the exercise by Owner of any of Owner's Reserved Rights.

4.3 Owner shall use its reasonably commercial efforts to notify and coordinate with MR so as to minimize the extent to which either party's operations might reasonably interfere with the operations of the other party.

4.4 Upon MR's request, Owner will promptly assure, and provide written verification to MR that any placer mining conducted within the Claims will have all necessary state of Alaska permits and that the operator has posted a reclamation bond or is a participant in the state of Alaska bonding pool.

4.5 Prior to April 30 of each calendar year, if MR requests in writing, Owner will terminate an existing agreement regarding the Claims, including, but not to limited placer mining operations.

4.6 On or after May 1 of each calendar year, if MR requests in writing, Owner will terminate an existing agreement regarding the Claims, including, but not limited to placer mining operations, so long as the same can be terminated without incurring any penalty or cost to Owner.

5. **TERM OF AGREEMENT**. Unless sooner terminated in accordance with the provisions of this Agreement, this Agreement shall remain in full force and effect from the effective date of this Agreement until December 31, 2015; provided, however, if MR has delivered to Owner a Feasibility Study by December 31, 2015, then this Agreement remains in effect so long as MR makes the Annual Holding Payment set out in Section 8.12, and for no longer than 11 years after completion of a Feasibility Study at which time this Agreement terminates, if the Agreement did not terminate at an earlier date.

6. **MAINTENANCE OF CLAIMS**.

6.1 Assessment Work. For 2007, and for each subsequent year during the term of this Agreement, if this Agreement is in effect on May 1 of such subsequent year, MR shall become obligated to perform, or to pay cash in lieu of performing, such assessment work, if required by law, as must be performed during the assessment work year to maintain the Claims in good standing. MR shall further prepare, record, and file affidavits describing said work (or in lieu payment) with all appropriate offices in such manner as is required to maintain the Claims in good standing. Such assessment work or cash in lieu payment shall be completed at least fifteen (15) days prior to the end of the assessment work year in which such assessment work or cash in lieu payment is required, and MR shall notify Owner at least fifteen (15) days prior to the end of each such assessment work year that it has satisfied such obligation. MR shall prepare, record, and file all required affidavits describing said work (or in lieu payment) with all appropriate offices in such manner as is required to maintain the Claims in good standing at least thirty (30) days prior to the legally mandated deadline for such recordings and filings, and MR shall deliver to Owner at least thirty (30) days prior to the legally mandated deadline for any such recording or filing a copy of the relevant affidavit with the relevant recording or filing information shown

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thereon. Nothing herein shall prohibit Owner from undertaking to perform any of the foregoing tasks, but any such performance by Owner shall not excuse MR from any accrued obligation to perform the foregoing tasks.

6.2 Government Rentals and Government Royalties.

6.2.1 Government Rentals. For 2007, and for each subsequent year during the term of this Agreement, if this Agreement is in effect on the thirtieth (30th) day prior to the day on which any governmental rental must be paid to maintain the Claims in good standing, then on such 30th day prior to the legally established due date, MR shall pay to the governmental entity entitled thereto the rental and shall deliver to Owner proof that it has so paid the rental.

6.2.2 Government Royalties. In order to maintain the Claims in good standing each party will file in a timely manner with the governmental entity entitled thereto all royalty returns required to be filed by it under AS 38.05.212 in connection with the exercise by it of any of its rights hereunder and will pay in a timely manner to the governmental entity entitled thereto all royalty due under AS 38.05.212 on the net income realized by that party from the exercise of such rights.

6.3 Amendment; Relocation; Leasing. During the term of this Agreement, MR shall have the right (but not the obligation), in the name of Owner, to amend or relocate any or all of the Claims, to locate any fractions resulting from such actions, to apply for and obtain state upland mining leases for any or all state mining claims or leasehold locations, to apply for state millsite leases for lands included in any of the Claims, and to take such other actions respecting any or all of the Claims or the lands included therein as may be authorized by existing or any future state mining laws and as reasonably may be determined by Owner to be necessary or desirable in connection with or in furtherance of operations under this Agreement or the protection or advancement of MR's rights under this Agreement. Provided, however, that whenever MR elects to apply for one or more state upland mining leases for any of the Claims, at least 60 days prior to the filing of any such applications, MR shall notify the Owner as to which of the Claims that MR intends to include in such applications. Within 45 days after the receipt of any such notice, Owner shall notify MR of the manner in which the Claims must be grouped, together with each other and separate from any other claims for which MR desires to obtain upland mining leases. Upon receipt of such notice, MR must include such identified claims in as many separate mining lease applications as Owner has requested. All such acquisitions shall constitute part of the Claims under this Agreement and the rights of MR and the Owner under this Agreement shall extend to all mining claims, leasehold locations, leases, and other interests located, amended, relocated, applied for, acquired, or otherwise affected by actions taken pursuant to this Section 6.3. All expenses incurred by MR or Owner in connection with such actions shall be borne by MR. If any of the actions described above would result in the voluntary abandonment, surrender, or release of mineral rights within the Area of Interest which would not be immediately reacquired through subsequent actions by MR under the terms of this Agreement, then MR shall advise Owner at least thirty (30) days in advance of any such abandonment, surrender, or release and upon written request by Owner to MR within such 30-day period MR shall assign and quitclaim all of its right, title, and interest in and to such mining rights to Owner free and clear of any right or interest of MR.

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7. **MINIMUM WORK COMMITMENT.**

7.1 Basic Requirement. In order to keep this Agreement in full force and effect, MR must incur the following Work Expenditures on the Claims in the Area of Interest during the following Agreement Years:

Agreement Year	Annual Work Commitment	Cumulative Work Commitment
2007	$250,000	$250,000
2008	$300,000	$550,000
2009	$350,000	$900,000
2010	$550,000	$1,450,000
2011	$550,000	$2,000,000

7.2 Additional. If MR has not presented a Feasibility Study to Owner by March 23, 2012, MR must incur the following Work Expenditures until MR presents a Feasibility Study to Owner:

Agreement Year	Annual Work Commitment
2012	$1,000,000
2013	$1,000,000
2014	$1,500,000
2015	$2,000,000

7.3 General. The obligation to incur Work Expenditures during any particular Agreement Year as described in this Section 7 shall accrue on January 1 of said Agreement Year (except that the obligation with respect to the first Agreement Year hereunder shall accrue upon execution of this Agreement). If MR incurs Work Expenditures during any Agreement Year in excess of the amount required for that Agreement Year, the excess shall be carried forward and applied against future Work Expenditure obligations arising under this Section 7. There is no limit on the amount of Work Expenditures that MR can carry forward from year to year. Provided, however, that such excess expenditures shall not be refunded if this Agreement terminates prior to the full utilization of the same. As part of the annual report required to be delivered within ninety (90) days after the end of each Agreement Year pursuant to Section 13.9 below, MR shall include an itemized statement of the total amount of Work Expenditures incurred during the Agreement Year for which the report is prepared and the total of all Work

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Expenditures incurred since the effective date of this Agreement in satisfaction of the work requirements accruing pursuant to this Section 7.

7.4 Failure to Incur Work Expenditures. If MR fails to incur Work Expenditures in a timely manner in the amount required for any Agreement Year, then to continue this Agreement, MR shall deliver to Owner, at the earlier of (i) simultaneously with the itemized report which establishes that MR so failed, or (ii) within fifteen (15) days after it is later established that MR so failed, a written notice that MR will do which of the following actions:

7.4.1 Pay the difference between the amount of Work Expenditures required to have been incurred and the amount of Work Expenditures actually incurred to Owner; or

7.4.2 Add the difference between the amount of Work Expenditures required to have been incurred and the amount of Work Expenditures actually incurred to the Work Expenditure amount for the following calendar year, and only to the next following calendar year and not beyond.

In the event that MR chooses the action described in Section 7.4.2, MR shall expend the new Work Requirement in the following calendar year, or pay the difference between the new Work Requirement and the lesser amount expended by MR to Owner.

8. **ADVANCE ROYALTY PAYMENTS AND HOLDING FEES**.

8.1 Initial Advance Royalties. In order to keep this Agreement in full force and effect, and as a condition to the exercise of the Property Acquisition Right, MR must pay to the order of Owner, on or before each date set forth below prior to the exercise by MR of the Property Acquisition Right granted pursuant to Section 2.2 above, the amount set forth next to said date:

Agreement Year	**Due Date**	Amount
2	March 23, 2008	$50,000
3	March 23, 2009	$75,000
4	March 23, 2010	$75,000
5	March 23, 2011	$75,000

The obligation to make any particular advance royalty payment as described in this Section 8.1 shall accrue on the date said payment is due. If MR does not make such payment when due, the Property Acquisition Right and this Agreement shall terminate, without such lapse constituting a breach by either party, and MR shall not be obligated to expend any further amounts of Work Commitments under this Agreement (but its obligations to comply with Environmental Laws, Reclamation under Section 17.5 and Indemnities under Section 15 shall survive). Except as provided in Section 8.4 below, Owner will credit payments made by MR under Section 8.1 against any production royalties thereafter owed to Owner under Section 8.5. Provided, however, nothing in the foregoing shall be construed as requiring any refund of any advance

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royalties made and the same shall be credited only against production royalties, if any, thereafter paid.

8.2 Advance Royalty after Year Five. In order to keep this Agreement in full force and effect if MR has not delivered a Feasibility Study to Owner by March 23, 2012, MR must pay to the order of Owner, on or before each date set forth below prior to the exercise by MR of the Property Acquisition Right granted pursuant to Section 2.2 above, the amount set forth next to said date:

Agreement Year	Due Date	Amount
6	March 23, 2012	$150,000
7	March 23, 2013	$200,000

The obligation to make any particular advance royalty payment as described in this Section 8.2 shall accrue on the date said payment is due. If MR does not make such payment when due, the Property Acquisition Right and this Agreement shall terminate, without such lapse constituting a breach by either party, and MR shall not be obligated to expend any further amounts of Work Commitments under this Agreement (but its obligations to comply with Environmental Laws, Reclamation under Section 17.5 and Indemnities under Section 15 shall survive). Except as provided in Section 8.4 below, Owner will credit payments made by MR under Section 8.2 against any production royalties thereafter owed to Owner under Section 8.5. Provided, however, nothing in the foregoing shall be construed as requiring any refund of any advance royalties made and the same shall be credited only against production royalties, if any, thereafter paid.

8.3 Advance Royalty after Year Seven. In order to keep this Agreement in full force and effect if MR has not delivered a Feasibility Study to Owner by March 23, 2014, MR must pay to the order of Owner, on or before each date set forth below prior to the exercise by MR of the Property Acquisition Right granted pursuant to Section 2.2 above, the amount set forth next to said date:

Agreement Year	Due Date	Amount
8	March 23, 2014	$250,000
9	March 23, 2015	$300,000

The obligation to make any particular advance royalty payment as described in this Section 8.3 shall accrue on the date said payment is due. If MR does not make such payment when due, the Property Acquisition Right and this Agreement shall terminate, without such lapse constituting a breach by either party, and MR shall not be obligated to expend any further amounts of Work Commitments under this Agreement (but its obligations to comply with Environmental Laws, Reclamation under Section 17.5 and Indemnities under Section 15 shall survive). Except as provided in Section 8.4 below, Owner will credit payments made by MR under Section 8.3 against any production royalties thereafter owed to Owner under Section 8.5.

Provided, however, nothing in the foregoing shall be construed as requiring any refund of any advance royalties made and the same shall be credited only against production royalties, if any, thereafter paid.

8.4 Negation of Credit. If MR has not delivered a Feasibility Study to Owner by March 23, 2014, Owner will not credit any payments made under Sections 8.1, 8.2 or 8.10 against the production royalties payable under Section 8.5, if any. Owner shall, however, credit payments under Section 8.3 against any production royalties payable under Section 8.5, if any.

8.5 Production Royalty. Upon commencement of Commercial Production MR will pay a Production Royalty to Owner. MR's exercise of the Property Acquisition Right granted in Section 2.2 is subject to the payment of Production Royalty set out in this Section 8.5. The Production Royalty payable to Owner will apply to all Claims currently owned by Owner and any amendments, relocations, or additional interests acquired within the exterior boundaries of such Claims, as well as to any additional interests acquired by MR or its Affiliates within the Area of Interest that becomes part of the Claims. Pursuant to such Production Royalty, MR shall be obligated to pay (subject to credits described above and below in this Section 8) a Net Smelter Return sliding scale production royalty.

8.6 Indexing. The percentage of Net Smelter Return that is paid under the Net Smelter Return sliding scale production royalty shall be indexed to the price of gold at the time of production.

Gold Price Per ounce	Percent NSR
$ 300 or less	0.50%
$ 301 - $ 400	1.00%
$ 401 - $ 600	2.00%
$ 601 - $ 800	3.00%
$ 801 or higher	4.00%

8.7 One Time Cash Bonus Payment. In addition to the amount above, within 90 days of the start of Commercial Production from the Claims, MR shall make a one time cash payment of $500,000 to Owner. Such payment is in addition to the advance royalty payments, and the production royalty payments described under this Agreement, is not deemed to be an Advance Royalty, and is not subject to offset.

8.7.1 Special Definitions. As used in this Agreement, the terms pertaining to the Production Royalty are defined in the form of Net Smelter Return attached as Exhibit F.

8.8 Net Smelter Return Deed. The foregoing Production Royalty shall be reserved in the Deed provided for under Section 9.2 in substantially the same form as set forth in Exhibit D, and shall be granted by a deed, substantially in the form of Exhibit F attached here, with respect to any other Claims acquired by MR that are subject to the Production Royalty.

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8.9 Advance Royalty Upon Signing. Simultaneously with the execution of this Agreement, MR shall pay the Owner the amount of $17,500. With the $7,500 paid by MR to the Owner on March 23, 2007, the Owner will credit $25,000 against production royalties paid under Section 8.5, if any, unless the credit is not allowed because of a delay in the delivery of a Feasibility Study under Section 8.4.

8.10 No Refund. If this Agreement is terminated for any reason, Owner shall not be obligated to refund any Advance Royalties paid by MR.

8.11 Holding Fee During Interim Period. From and after the delivery of the Feasibility Study to Owner until the commencement of Commercial Production, but in an event no longer than eleven (11) years after the delivery of the Feasibility Study, MR shall pay Owner an annual holding fee of $100,000 (**"Annual Holding Fee"**), with the first payment due on March 23 following the delivery of the Feasibility Study. Each payment of the Annual Holding Fee will be credited by Owner against the one time cash payment of $500,000 set out in Section 8.7. Beginning with the sixth Annual Holding Fee payment and for each Annual Holding Fee due in the following six years, provided there is no Commercial Production, MR shall pay additional Annual Holding Fees totaling $2,000,000 according to the following payment schedule:

Interim Holding Period Year	Due Date	Amount
6	March 23, 2021	$300,000
7	March 23, 2022	$300,000
8	March 23, 2023	$300,000
9	March 23, 2024	$300,000
10	March 23, 2025	$300,000
11	March 23, 2026	$500,000

Also, beginning with the sixth Annual Holding Fee payment and for each Annual Holding Fee due in the following six years, MR will adjust the annual payment based a CPI Increase, as follows: The Base Year for the CPI Increase formula is the calendar year that the Feasibility Study has been delivered. The Annual Holding Fee for the sixth payment of the Annual Holding Fee and each payment thereafter will include a CPI Increase. CPI Increase means that the Consumer Price Index, All Items, Anchorage, 1982-84=100 for all Urban Consumers as published by the U.S. Department of Labor ("Consumer Price Index") which is published on the date most immediately preceding the March 23 of the Base Year, in years following the sixth payment of the Annual Holding Fee, the date most immediately preceding the prior year's payment ("Beginning Index") will be compared with the Consumer Price Index published on the date most immediately preceding the due date of the next Annual Holding Fee ("Comparison Index"). If the Comparison Index has increased over the Beginning Index, the Annual Holding Fee for the next payment will be set by multiplying the prior Annual Holding Fee (after subtracting the cumulative $10,000 yearly increases) by a fraction, the numerator of which is the Comparison Index and the denominator of which is the Beginning Index. If the Consumer Price Index is changed or discontinued, the changed index or a similar index will be used so as to obtain substantially the same result as would have otherwise have been obtained. After the commencement of Commercial Production, MR will not pay the Annual Holding Fee. The

Annual Holding Fee shall not be deemed to be an Advance Royalty and shall not be credited against the Production Royalty.

8.12 Right of First Refusal to Purchase Production Royalty. Owner hereby grants MR a first right of refusal to purchase all or a portion of the Net Smelter Return production royalty set out in Section 8.5. In the event of any bona fide written offer from an independent third party proposing to acquire all or part of the Production Royalty from Owner and if the Owner desires to sell the same, the Owner shall serve a Transfer Notice upon MR. Each Transfer Notice shall contain a description of the principal terms of the written offer. The terms of any such written offer must provide that the form of consideration is solely cash or cash equivalents and no other form of consideration shall be acceptable. Cash equivalents for the purpose of this section means a letter of credit or a public traded security listed on the New York Stock Exchange, the American Stock Exchange, the Toronto Stock Exchange, or the Toronto Venture Exchange. The service of a Transfer Notice with respect to all or part of the Production Royalty shall create an option in MR (exercisable by service of written notice upon the Owner within 30 days of receipt by MR of the Transfer Notice) to purchase the portion of the Production Royalty as it is identified for purchase in the Transfer Notice, at the price and on the terms therein contained, provided that MR may pay the price in cash, even if cash and cash equivalents are presented in the written offer. In the event that the option under this Section is exercised, delivery of properly endorsed assignments with respect to the Production Royalty to be sold shall be made by the Owner, against payment by MR of the purchase price plus all accrued and previously unpaid royalties. The closing will be on the date which is ninety (90) days after the option is exercised.

8.12.1 If the option provided for in Section 8.13 is not timely exercised, then, during a period of ninety (90) days beginning on the day following the date of expiration of the option period, the Owner may sell the Production Royalty specified in the Transfer Notice at a price not less than the price, and on terms and conditions no more favorable to the purchaser, than as set forth in the Transfer Notice. If the Owner has not sold the Production Royalty specified in the Transfer Notice within the ninety (90) day period provided in this subsection, the right of first refusal shall again be reinstated with respect to such Production Royalty.

9. EXERCISE OF SECTION 2.2 PROPERTY ACQUISITION RIGHT.

9.1 Exercise of Property Acquisition Right. So long as MR is in compliance with the provisions of this Agreement, MR may exercise the Property Acquisition Right granted pursuant to Section 2.2 above at any time during the term of this Agreement, but only after MR has paid $300,000 of Advance Royalty and delivered a Feasibility Study to Owner. Such exercise shall be made, if at all, by delivering written notice of exercise to Owner. Notwithstanding the foregoing, during the term of this Agreement and at any time prior to the delivery of a Feasibility Study to Owner and once MR has achieved its minimum resource target of 1 million ounces gold or gold-equivalent through Exploration, either party may enter into negotiations to complete the exercise of the Property Acquisition Right granted pursuant to Section 2.2.

9.2 Assignment/Deed. Within 30 days after delivery to Owner pursuant to Section 9.1 above of written notice of the exercise by MR of the Property Acquisition Right granted pursuant to Section 2.2 above, Owner shall execute, acknowledge, and deliver to MR an assignment and/or deed for mining claims substantially in the form attached to this Agreement as Exhibit D,

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transferring to MR all of the Owner's rights, titles and interests in and to the Claims, subject to the reservations, exceptions, exclusions, and limitations set forth in Exhibit D (including subject to Owner's Production Royalty and other payments due under Section 8.11). Such assignments and/or deeds shall be made "AS IS" and without warranties, except as stated in Exhibit D. Simultaneously, MR shall execute and deliver to Owner any necessary Royalty Deeds as contemplated in Section 8.5 for any additional properties acquired by MR within the Area of Interest.

10. **REPRESENTATIONS AND WARRANTIES.**

10.1 Representations and Warranties of Owner. Except as set forth in Exhibit G attached hereto, as of the effective date of this Agreement, Owner represents and warrants to MR as follows:

10.1.1 Owner is a corporation duly incorporated, validly existing, and in good standing under the laws of the state of Alaska;

10.1.2 Owner has the corporate power and authority and has taken all necessary corporate action, to authorize the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection herewith and to undertake the performance by Owner of its respective obligations hereunder and thereunder;

10.1.3 This Agreement has been and each of the other agreements and instruments to be executed and delivered in connection herewith, when executed and delivered by Owner, shall have been, duly executed and delivered by Owner and constitute valid and binding obligations of Owner enforceable against it in accordance with their respective terms (subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar Laws of general applicability relating to or affecting creditors' rights and to the availability of equitable remedies), and will not result in any violation of, or any default under, any other agreement to which Owner is a party or by which Owner or its properties are bound or affected; provided;

10.1.4 To the actual knowledge of Owner and except as known by MR, there currently are no claims, suits, actions or proceedings pending that would materially and adversely affect Owner's ability to perform its obligations under this Agreement;

10.1.5 To its actual knowledge and subject to applicable Laws and matters known by MR and matters of record, Owner owns the minerals interest in the state of Alaska mining claims free and clear of any liens, encumbrances, or other interests, except obligations to the state of Alaska.

10.1.6 To its actual knowledge and except as previously disclosed to MR, there are no pending actions, suits, claims, or proceedings regarding the Claims and there are no outstanding notices, orders, assessments, directives, rulings, or other documents issued in respect of the Claims by any governmental authority.

10.1.7 To its actual knowledge, during the time of Owner's possession of the Claims and except for such minor items as part of normal operations which individually or

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collectively have not resulted in a material adverse effect on the Claims and/or any material fines or penalties, and subject to the limitation of liability in Section 11 below:

(a) there has been no unlawful spill, discharge, deposit, leak, emission, or other release of any Hazardous Materials on, into, under, or affecting the Claims;

(b) no such Hazardous Materials (other than fuel, lubricants, antifreeze, batteries, and such camp maintenance supplies as paint, paint thinners, solvents, detergents, and cleaning supplies) are stored in any type of container on, in, or under the Claims (other than authorized landfills or disposal sites for camp waste, graywater, kitchen waste, and human waste); and

(c) no reclamation, rehabilitation, remediation, or restoration obligations exist with respect to Owner's prior operations on the Claims, except as has been disclosed by Owner and subject to Section 11 below.

10.1.8 Owner has received no notice that there are claims, suits, actions or proceedings threatened that would materially and adversely affect Owner's ability to perform it obligations under this Agreement.

10.1.9 Owner has received no notice that there are threatened actions, suits, claims, or proceedings regarding the Claims.

10.1.10There is only one agreement for a placer mining operation on the Claims and the agreement is with Dave Jacobsen.

10.2 Representations and Warranties of MR. As of the effective date of this Agreement, MR represents and warrants to Owner the following:

10.2.1 MR is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Alaska;

10.2.2 MR has the corporate power and authority and has taken all necessary corporate action, to authorize the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection herewith and to undertake the performance by MR of its respective obligations hereunder and thereunder;

10.2.3 This Agreement has been and each of the other agreements and instruments to be executed and delivered in connection herewith, when executed and delivered by MR, shall have been, duly executed and delivered by MR and constitute valid and binding obligations of MR enforceable against it in accordance with their respective terms (subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar Laws of general applicability relating to or affecting creditors' rights and to the availability of equitable remedies), and will not result in any violation of, or any default under, any other agreement to which MR is a party or by which MR or its properties are bound or affected; provided;

10.2.4 To the actual knowledge of MR, there currently are no claims, suits, actions or proceedings pending or threatened that would materially and adversely affect MR's ability to perform its obligations under this Agreement;

10.3 Data and Information Provided and Risk Of Exploration. With respect to any information and/or data provided by either party to the other under this Agreement pertaining to the Claims, **THE PARTY PROVIDING THE DATA AND INFORMATION MAKES NO WARRANTY OR REPRESENTATION WHATSOEVER REGARDING THE RELIABILITY OF SUCH DATA, OR ANY OTHER REPRESENTATION OR WARRANTY WHATSOEVER, AND EXPRESSLY EXCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, ANY SUCH DATA BEING PROVIDED ON AN "AS IS, WHERE IS" BASIS. IN NO EVENT DOES EITHER PARTY REPRESENT OR WARRANT THAT THE CLAIMS CONTAIN A VALUABLE MINERAL RESOURCE, OR THAT ANY EXPLORATION EFFORTS WILL BE SUCCESSFUL OR THAT COMMERCIAL MINING OPERATIONS MAY BE CONDUCTED OR THAT IF CONDUCTED, MAY BE CONDUCTED AT A PROFIT.**

11. **LIMITATION OF OWNER'S LIABILITY FOR ENVIRONMENTAL OBLIGATIONS.** Both parties acknowledge that the Claims contain areas of previous and continuing active mining operations. Accordingly, because there may be liability under Environmental Laws associated with the formerly active mining operations. To the extent that any governmental authority, during the term of this Agreement, requires MR to remediate conditions from formerly active mining related operations on the Claims (as the same exist as of the effective date of this Agreement), Owner will reimburse MR for costs exceeding $250,000 according to the formula in this Section, only if MR would not normally remediate the environmental conditions as part of its construction process for its mine facility. The Owner's reimbursement to MR shall be made, if at all, only out of Production Royalty paid to Owner; provided, however, that the annual reimbursement when added to credits for payments of Advance Royalties shall not exceed 50 percent of any annual Production Royalty due Owner. Further, the total cumulative reimbursement payments by Owner for remediation of environmental conditions will not exceed $250,000. If this Agreement is terminated prior to full reimbursement from Production Royalty, no further reimbursement is due from Owner. Owner has no obligation to reimburse MR for cost of environmental conditions if the government authority requires the remediation to begin five or more years after the date of this Agreement.

12. **TITLE DEFECTS; DEFENSE OF TITLE.**

12.1 Title Defects. In the event that MR concludes at any time after the execution of this Agreement that title to the Claims, or any of them, is affected by liens, encumbrances, or other interests, except obligations to the state of Alaska and the agreement with Dave Jacobsen, after consultation with Owner, MR may take any and all actions reasonably appropriate to cure any such defect, in which event all reasonable costs and expenses incurred by MR in doing so shall count as Work Expenditures hereunder.

12.2 Defense of Title. Owner has the right, but not the obligation, to cure title defects and/or to assume defense of title to the Claims, but if Owner fails or refuses to do so, then MR

may proceed as provided in Section 12.1, in which case Owner will take any and all actions reasonably requested by MR in defense of title to the Claims as provided in Section 12.1.

13. **OPERATIONS OF MR**.

13.1 General. Subject to the other provisions in this Agreement, all operations of MR pursuant to this Agreement and the manner of conducting the same shall be subject to and within the sole judgment and discretion of MR; *provided, however*, that MR shall exercise its judgment and discretion in good faith and shall conduct its operations in a good and workmanlike manner in accordance with standards common to the mining industry and in compliance with this Agreement.

13.2 Compliance With Laws. With respect to all operations conducted by MR under this Agreement, MR shall comply with all applicable Laws, including Environmental Laws. MR shall conduct reclamation as required under applicable Environmental Laws with respect to operations conducted by it under this Agreement.

13.3 Governmental Approvals. MR shall be solely responsible for obtaining any and all licenses, permits, approvals, and other authorizations required by any federal, state, or local governmental entity that are applicable to operations under this Agreement. Owner in good faith shall give such consents to MR's proposed operations under this Agreement as may be required by a governmental entity before it will issue a license, permit, approval, or other authorization to MR. In addition, when reasonably requested to do so by MR, and at no cost to Owner, Owner shall support the proposed operations of MR and otherwise assist MR in its efforts to obtain approval of its proposed operations (including but not limited to operations proposed and described in any annual "APMA", proposed plan of operations, or permit application submitted by MR to one or more governmental entities for or in connection with operations hereunder). If and when Owner, at the request of MR, supports the proposed operations of MR or otherwise assists MR in its efforts to obtain approval of its proposed operations, MR shall reimburse Owner for all out-of-pocket costs incurred by Owner in so supporting the proposed operations of MR or otherwise assisting MR in its efforts to obtain approval of its proposed operations.

13.4 Mining License Taxes. From and after Commencement of Mining, each party shall be responsible for paying to the state of Alaska any and all mining license taxes (*See* AS 43.65, *et seq.*) owed to the State on its net income from the Claims.

13.5 Real Property Taxes. During the term of this Agreement, MR shall pay any and all real property taxes and assessments levied upon the Claims or improvements upon the Claims or the lands included therein by the state of Alaska, any borough or municipality, or any other governmental entity. MR shall have the right to contest in good faith the validity or the amount of any such tax or assessment and may withhold payment of any such contested tax or assessment so long as such withholding does not cause title to any interest in or improvements upon the Claims to be lost.

13.6 MR Insurance. During the term of this Agreement, MR shall carry comprehensive general liability insurance and automobile insurance, each with sound insurance carriers having a "Best" rating of B+ or better, and each in the minimum amount of $2,000,000

per accident and occurrence and each naming Owner as an additional insured. MR shall maintain, at its sole expense, such other insurance with respect to the Claims and its operations under this Agreement as it deems necessary or desirable. In addition, MR shall at all times carry workmen's compensation insurance as required by the laws of the state of Alaska, covering all persons working on the Claims under its direction. MR shall require any contractor performing work on the Claims on its behalf to carry similar insurance. The certificates of insurance required under this section shall be delivered to Owner prior to commencement of operations, and shall contain a clause requiring at least thirty (30) days prior notice to Owner in the event of any cancellation or change in material terms. Owner shall not be responsible for any premiums for such insurance.

13.7 Owner Inspection. Owner, its agents, or its authorized representatives may inspect MR's operations on the Claims at any and all reasonable times, but any such inspection shall not unreasonably interfere with the operations of MR.

13.8 Information. At all reasonable times during the term of this Agreement and for up to one year thereafter or ten years from the date of the document (whichever is earlier), MR shall make available for inspection, analysis, and copying by Owner any and all documents and other information in its possession relating to the Claims or its operations thereon. Any such information and data shall be subject to the disclaimer of warranties in Section 10.3 and MR shall have no liability to Owner for any interpretive documents or information provided to Owner pursuant to this Section 13.8.

13.9 Annual Report. Within 90 days after the end of each Agreement Year, MR shall deliver to Owner a report with the contents set out in Exhibit C in such reasonable detail as Owner may request. MR shall have no liability to Owner for any interpretive documents or information provided to Owner pursuant to this Section 13.9. MR will arrange a project management meeting regarding the annual report, if requested in writing by Owner.

13.10 No Implied Obligations. In recognition of the substantial obligations of MR under this Agreement Owner hereby expressly agrees that this Agreement does not contain, and shall not be interpreted or construed to impose against MR, any implied obligations to explore for any Locatable Minerals on, in, or under any of the Claims.

13.11 No Encumbrances. During the term of this Agreement, MR shall keep the Claims free and clear of any and all liens, claims and other encumbrances whatsoever, including statutory liens, arising by, through or under MR. Without limiting the foregoing, MR shall:

13.11.1 be solely responsible for paying for all labor performed upon or materials furnished to the Claims at the request of MR;

13.11.2 keep the Claims free and clear of any and all mechanic's, mining, labor, or materialmen's liens arising out of or resulting from its operations on or off the Claims, including but not limited to the performance of labor upon or the furnishing of materials to the Claims at the request of MR, except those liens arising by operation of law for which payment is not yet due; and

13.11.3 allow Owner to post and record notices of non-responsibility for the benefit of Owner pursuant to AS 34.35.065, AS 34.35.150, and any other similar applicable laws.

13.12 Owner Encumbrances. During the term of this Agreement, Owner shall keep the Claims free and clear of any and all liens, claims, and other encumbrances whatsoever, including statutory liens, arising by, through or under Owner, other than the encumbrances represented by this Agreement. Without limiting the foregoing, Owner shall be solely responsible for paying for all labor performed upon or materials furnished to the Claims at the request of Owner; shall keep the Claims free and clear of any and all mechanic's, mining, labor, or materialmen's liens arising out of or resulting from its operations on or off the Claims, including but not limited to the performance of labor upon or the furnishing of materials to the Claims at the request of Owner, except those liens arising by operation of law for which payment is not yet due; and shall allow MR to post and record notices of non-responsibility for the benefit of MR pursuant to AS 34.35.065, AS 34.35.150, and any other similar applicable laws.

14. **ADDITIONAL OWNER OBLIGATIONS**.

14.1 Delivery of Information by Owner. Within thirty (30) days after the date of this Agreement, and then annually during the first two months of the second and each later Agreement Year during the term of this Agreement, but subject to the disclaimer of warranties in Section 10.3, and provided further that Owner shall have no obligation to MR for any interpretative information in such information, Owner shall make available for inspection, analysis, and copying by MR any and all documents and other information in its possession relating to the Claims or past operations thereon that have not previously been provided or made available to MR, but excluding any attorney-client documents. Documents and other information relating to the Claims or past operations thereon include but are not limited to the following:

(a) all non-privileged title documents and title information in its possession;

(b) all non-interpretative geological, metallurgical, engineering, permitting, and operating information, reports, studies, and records (including but not limited to maps, logs, assays, analyses, field notes, photographs, feasibility studies, permit applications, permits, construction drawings, and production records); and

(c) all data pertaining to rock, mineral, soil, plant, and water samples.

15. **INDEMNIFICATIONS**.

15.1 Indemnification of Owner by MR. MR shall indemnify, defend, and hold Owner harmless from and against any and all damages, losses, claims, demands, or liabilities (whether absolute, contingent or otherwise) arising out of or resulting in any way from the operations of MR under this Agreement, including without limitation, any injury or death to any person arising directly or indirectly from the operations of MR or its contractors under this Agreement. Without limiting the survival of any other promises made in this Agreement, the parties hereby

agree that the promises contained in this Section 15.1 shall survive the expiration or termination of this Agreement.

15.2 Indemnification of MR by Owner. Owner shall indemnify, defend, and hold MR harmless from and against any and all damages, losses, claims, demands, or liabilities, whether absolute, contingent or otherwise, arising out of or resulting in any way from the operations of Owner under this Agreement through the exercise by Owner of Owner's Reserved Rights. Without limiting the survival of any other promises made in this Agreement, the parties hereby agree that the promises contained in this Section 15.2 shall survive the expiration or termination of this Agreement.

16. **TERMINATION**. This Agreement shall terminate on the earlier of the following:

16.1 Optional Termination. Exercise by MR of its right to terminate this Agreement, which MR may do at any time by giving prior written notice of termination. Such termination shall be effective on the date such notice is delivered or on such later date as may be set forth in the notice.

16.2 Termination for Default. Upon termination by a non-defaulting party for an Event of Default as described in Section 19.

16.3 Termination by Fulfillment. Upon the full and complete fulfillment of all obligations on the part of each party.

16.4 Termination under Section 8. Upon the termination of this Agreement under the provisions of Section 8, including termination under Section 8.12.

16.5 Expiration. Upon December 31, 2015, if the Property Acquisition Right has not been exercised prior to that time.

16.6 Termination by Exercise of Property Acquisition Right. Upon closing of the exercise of the Property Acquisition Right, this Agreement terminates, except any obligations that specifically survive and those set out in the Assignment/Deed in the form of Exhibit D.

17. **MR'S OBLIGATIONS ON TERMINATION**. Upon termination of this Agreement except termination under Section 16.3 and 16.6, the parties hereto shall be relieved of all further rights, obligations, and liabilities under this Agreement, except for rights, obligations, and liabilities incurred or accrued prior to the effective date of termination, including any obligation to make any payments when due and the obligations for reclamation and indemnity under this Agreement. Without limiting the foregoing, in the event of any termination except termination under Section 16.3 and 16.6, MR shall remain obligated for the following:

17.1 Quitclaim of Interests. MR shall promptly surrender all rights, titles and interests it holds in the Claims to Owner and shall execute, acknowledge and deliver to Owner a quitclaim deed for the same, except where MR has exercised its Property Acquisition Right.

17.2 Payment of Unpaid Amounts. MR shall pay Owner for all amounts that are past due, but are unpaid, as of the date of termination. MR shall pay all annual rental amounts to the

State of Alaska for the Claims for the State of Alaska rental year in effect at the time of termination.

17.3 Pacific Northwest Resources Claims. If MR has entered into an option (or similar) agreement to purchase the state of Alaska mining claims held by Pacific Northwest Resources, but has not exercised the Property Acquisition Right, at Owner's request, MR will assign the option to Owner at no cost to Owner. If MR has exercised the Property Acquisition Right, at Owner's request, MR will assign its interest in the state of Alaska mining claims acquired from Pacific Northwest Resources to Owner at MR's acquisition cost. Acquisition cost means the cash option and/or advanced royalty payments made by MR to Pacific Northwest Resources. The terms and conditions of Owner's payment of acquisition costs will be acceptable to both MR and Owner.

17.4 Surrender of Possession. MR shall promptly surrender possession of the Claims to Owner, except for such limited possession required to carry out its rights and obligations under Section 17.5 below, except where MR has exercised its Property Acquisition Right.

17.5 Reclamation Obligations. As soon as practicable after the expiration or termination of this Agreement for any reason whatsoever other than exercise of its Property Acquisition Right, MR shall complete all reclamation as is required by this Agreement or by any applicable Laws including Environmental Laws, or that has voluntarily been assumed by MR.

17.6 Removal of Personal Property. Except where MR has exercised its Property Acquisition Right, MR shall promptly remove all from the Claims the buildings, fixtures, equipment, machinery, and other personal property belonging to MR, excluding only such limited property reasonably needed to complete its reclamation obligations. If any such property is not removed within six (6) months after termination (other than the property needed for reclamation and then if such property is not removed immediately after reclamation), then such property shall, at Owner's option, either be removed by Owner at MR's cost and risk, or shall become part of the Claims and MR shall issue a bill of sale and/or other instrument of conveyance to Owner for the same. Notwithstanding the foregoing, MR shall not remove improvements to the Eva Creek Camp which it may have constructed, even if other parts of this subsection would allow MR to do so.

17.7 Survival. The obligations under this Section shall survive expiration or earlier termination of this Agreement.

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18. **CONFIDENTIALITY**. During the term of this Agreement, and thereafter if MR exercises the Property Acquisition Right, and except as provided below, the financial terms of this Agreement and all geological and other material information provided to Owner by MR concerning the Claims shall be held confidential by Owner and shall not be disclosed to third parties by Owner. During the term of this Agreement and for five (5) years thereafter, the financial terms of this Agreement and all geological and other material information obtained by MR in connection with this Agreement or the Claims shall be held confidential by MR and shall not be disclosed to third parties by MR. The obligations imposed by this Section 18 shall be continuing ones notwithstanding the fact that a party may have transferred all of its interest under this Agreement and thus ceased to be a party to this Agreement.

18.1 Exceptions. Notwithstanding the foregoing, the obligations of confidentiality above shall not apply to the following:

18.1.1 Disclosures of information to an Affiliate, attorney, accountant, consultant, employee, contractor, or subcontractor of a party that has a bona fide need to be informed and on terms of confidentiality at least as onerous as those in this Agreement;

18.1.2 Disclosure of information to any third party with whom a party is conducting bona fide negotiations in connection with a sale, assignment, mortgage, pledge, or other transfer of an interest in the Claims or its rights under this Agreement or of one or more shares in a party or an Affiliate of a party and on terms of confidentiality at least as onerous as those in this Agreement;

18.1.3 Disclosures of information that a recipient party can show that at the time of disclosure is in the public domain;

18.1.4 Disclosures of information that a recipient party can show that after disclosure is published or otherwise becomes part of the public domain through no fault of the recipient party (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain);

18.1.5 Disclosures of information that a recipient party can show already was in the possession of the recipient party at the time of disclosure and was not obtained from the disclosing party or any of is Affiliates and that without breach of any obligation to a third party, the recipient party is free to disclose to others;

18.1.6 Disclosure of information that the recipient party can show was received by it after the time of disclosure from a third party who did not acquire it directly or indirectly from the disclosing Party or its affiliates under an obligation of confidence and that without breach of any obligation of confidence the recipient Party is free to disclose to others; or

18.1.7 Disclosure of information that the recipient party can show is required by applicable law or stock exchange rules to be disclosed, or is necessary to defend or prosecute judicial or arbitral proceedings but only after notice of such required disclosure is given in writing to the other party having at least five (5) business days to seek an appropriate court protective order to keep such information confidential.

18.2 Own Information. Nothing herein shall be deemed to preclude a party from disclosing its own information.

19. EVENTS OF DEFAULT.

19.1 General. The occurrence of any of the following events shall constitute an Event of Default (whether such events shall be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) and shall be just cause for termination:

19.1.1 a party's failure to make any payment due hereunder on any due date thereof, which is not cured within five Business Days after written notice of the same has been given by the non-defaulting Party;

19.1.2 a party's failure to observe or perform any of its other covenants and obligations hereunder and its failure to fully cure the same within 30 days after written notice thereof to such Party, unless the cure cannot be accomplished within 30 days, in such case, its failure to begin the cure within 30 days after written notice thereof to such Party and diligently proceed to a complete cure thereafter (diligence includes providing quarterly reports of the efforts to cure);

19.1.3 any representation or warranty of a Party herein or in any document or certificate furnished to the other Party in connection herewith or pursuant hereto shall prove to be incorrect in any material respect;

19.1.4 a Party shall (i) become insolvent; (ii) generally not pay its debts (trade or other) as they become due; (iii) file, or consent by answer or otherwise to the filing against it of, a petition of relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction; (iv) make an assignment for the benefit of its creditors; (v) consent to the appointment of a custodian, receiver, trustee or other officer with similar powers of itself or of any substantial part of its property; or (vi) take corporate action for the purpose of any of the foregoing; (vii) or if a court or governmental authority of competent jurisdiction shall enter an order appointing, without consent by a party, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of a party, or if any such petition shall be filed against a party and such condition is not reversed or such petition shall not be dismissed within thirty (30) days; or (viii) any similar event in any jurisdiction in which a party is in operation has occurred.

19.2 Remedies. Upon the occurrence of any Event of Default and at any time thereafter so long as the same shall be continuing, the non-Defaulting Party may, at its option, declare the Agreement to be in default, except in the case of any event in Section 19.1.4 occurring, in which case the Agreement shall automatically be in Default with or without notice

to a party. At any time thereafter, the Non-Defaulting Party may do one or more the following with respect to all or any part of the Agreement as the Non-Defaulting Party in its sole discretion shall elect, to the extent permitted by, and subject to compliance with any mandatory requirements of applicable law then in effect, and in addition to all other rights and remedies at law or in equity (and the remedies shall be cumulative):

19.2.1 Effect a cure on behalf of the Defaulting Party and at the Defaulting Party's sole risk and cost;

19.2.2 Effect an immediate termination of this Agreement (except for the obligations that survive);

19.2.3 Take any and all other actions permitted by law or in equity.

20. **FORCE MAJEURE.** Except for obligations that must be performed in order to maintain the Claims in good standing and obligations to make payments including Advance Annual Royalty and Annual Holding Fee payments when due hereunder, the obligations of a party shall be suspended, and the time in which to perform the same shall be extended, to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including but not limited to the following: acts of God; laws, rules, orders, proclamations, instructions, or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit, approval, or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective, violation of federal, state, or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection, or rebellion; labor disputes (however arising and whether or not employee demands are reasonable or within the power of the party to grant); volcanic eruption, earthquake, sink hole, fire, storm, flood, drought, or other unusually adverse physical condition; delay or failure in performance by suppliers or transporters of materials, parts, supplies, machinery, equipment, utilities, or services or by contractors or subcontractors due to shortage of, or inability to obtain, labor, transportation, materials, parts, supplies, machinery, equipment, utilities, or services; accidents; breakdown of equipment, machinery, or facilities; or any other cause similar to the foregoing. The lack of funds shall not constitute a force majeure under this Agreement. The affected party shall promptly give notice to the other party of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected party shall resume performance as soon as reasonably possible.

21. **GENERAL PROVISIONS.**

21.1 Transfers. The interests of Owner and MR under this Agreement may be sold, transferred assigned, or otherwise transferred in whole or in part at any time and from time to time, subject to this Section 21.1, and with the written consent of the non-assigning party, which will not be unreasonably withheld, delayed or conditioned. Owner hereby consents to an assignment of this Agreement to an Affiliate of MR, so long as such Affiliate has the financial capacity to fulfill its obligations hereunder, or if such obligations are guaranteed by MR. No such transfer shall be effective or binding upon the non-transferring party unless and until a

written notice thereof describing the transfer and containing the name, address, telephone number, and facsimile number (if any) required below is delivered by the transferring party to the non-transferring party.

In the event of a transfer by a party of less than all of that party's interest, the transferring party and its transferee shall act and be treated hereunder as one party. Without limiting the generality of the foregoing, the parties hereby agree that in the event that payments due to Owner under this Agreement are or become payable to two or more parties, those parties shall appoint, and shall deliver to MR a document executed by all of those parties that designates the name and address of a single agent or trustee to whom MR shall make all payments due to Owner. MR shall have no responsibility to see to the division of payments.

Unless otherwise agreed in writing by the non-transferring party, the transferring party shall not be released from any obligations or liabilities under this Agreement.

21.2 Binding Effect. This Agreement shall inure to the benefit of and bind the parties hereto and their respective permitted successors and assigns.

21.3 Notices. All notices contemplated by this Agreement shall be in writing and shall be delivered as required or allowed in this Section 21.3. Any notice, payment, or other document to be delivered pursuant to this Agreement may be delivered by mail if mailed by United States Postal Service via certified, registered, or express mail, delivery confirmation or return receipt requested, postage prepaid, or via overnight courier by a nationally recognized overnight courier providing delivery confirmation and addressed as follows:

21.3.1 Notices to Owner:

Boot Hill Gold Inc.
Attention: Gerald Blair, President
5550 5th Street, NW
Tillamook,
OR 97141
Telephone: (503) 842-5229
Facsimile:

21.3.2 Notices to MR:

Metallica Resources Alaska Inc.
Attention: Vice President- Exploration
12200 East Briarwood Avenue, Suite 165
Centennial CO 80112
Telephone: 303-796-0229
Facsimile: 303-796-0265

Delivery by mail shall be deemed effective and complete and the notice, payment, or other document to have been received by the addressee when actually delivered to the applicable address set forth above; provided, however, that if any mailed notice or other document is returned to the sender as being non-deliverable, said notice or other document shall be deemed

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effective upon such return to the sender. Any notice, payment, or other document to be delivered pursuant to this Agreement may be delivered by serving said notice, payment, or other document personally or by courier upon the party at the address set forth above. In the event of personal delivery or delivery by courier service, no mailing of the notice, payment, or other document shall be necessary, and delivery shall be deemed effective and complete on the date of said service. Any notice or other document contemplated by this Agreement may be delivered by facsimile transmission at the party's facsimile number described above. In the event of delivery by facsimile transmission, a hard copy of the notice,, or other document shall be provided by mail or other delivery, but delivery by facsimile transmission shall be deemed effective and complete on the first (1st) business day after the date of confirmed transmission receipt (determined by reference to the local time of transmission at recipient's address for notice purposes).

21.3.3 The address or facsimile number to which a party desires that notices, payments, and other documents be delivered may be changed at any time by giving written notice to that effect to the other party.

21.4 Payments. All payments to Owner shall be paid by check or wire transfer to an account designated by Owner and shall be delivered as required or allowed in Section 21.3. Owner herby appoints Gerald Blair as its initial agent for receipt of notices and payments under this Agreement, until further notice designating a different agent.

21.5 Memorandum of Agreement. Upon the request from either party, Owner and MR shall execute and acknowledge a memorandum agreement in a form as may be agreed in good faith. MR shall cause the memorandum agreement to be recorded in the Nenana Recording District, state of Alaska, and MR shall pay any and all required recording fees relating thereto. This Agreement shall not be recorded.

21.6 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement specifically replaces and supersedes the Letter of Intent between MR and Owner dated March 23, 2007.

21.7 Modification of Agreement. This Agreement may be modified or amended only by a document in writing executed by all the parties hereto.

21.8 Waiver. The failure of any party to this Agreement to insist upon the strict performance of any provision of this Agreement or to exercise any right, power, or remedy consequent upon a breach thereof shall not constitute a waiver by said party of any such provision, breach, or subsequent breach of the same or any other provision.

21.9 Time. Time is of the essence of this Agreement.

21.10 United States Currency. All references to dollars in this Agreement refer to United States Currency.

21.11 Severability. If any provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application of such provision shall not be affected thereby.

21.12 Governing Law. This Agreement shall be interpreted, construed, and enforced in accordance with, and otherwise governed in all respects by, the laws of the state of Alaska. Each of the parties hereby agrees that the District Court for the state of Alaska, the Superior Court for the state of Alaska, or the United States District Court for the District of Alaska (if applicable subject matter jurisdictional requirements are present) shall have exclusive jurisdiction to resolve (subject to such rights of appeal or review as may exist) any dispute arising hereunder that cannot be resolved by mutual agreement of the parties. The prevailing party is entitled to all reasonable attorney's fees and costs from the other party.

21.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute a single agreement.

21.14 Further Assurances. The parties hereby agree to take any and all actions and to execute, acknowledge, and deliver any and all documents reasonably necessary to effect the purposes of this Agreement as requested by the other party.

21.15 Section Headings. The descriptive Section headings throughout this Agreement are for convenience and reference only, and the words contained therein shall not be used to expand, modify, or amplify the meaning of this Agreement or to aid in the interpretation or construction of this Agreement.

22. **PARENT GUARANTEE**. Metallica Resources Inc., the parent of MR, acknowledges the benefit to Metallica Resources Inc. from Owner entering in this Agreement with MR. MR guarantees the performance of MR's compliance with each of the obligations of this Agreement. Metallica Resources Inc. may assign its obligations under this Section 22 and Owner will release Metallica Resources Inc. from its obligations under this Section 22 with the written consent of the Owner, which will not be unreasonably withheld, delayed or conditioned.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first hereinabove set forth.

BOOT HILL GOLD INC.

By: Gerald A Blair

Name: GERALD A BLAIR

Title: President

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METALLICA RESOURCES ALASKA INC.

By: [signature]
Name: MARK A. PETERSEN
Title: VICE PRESIDENT OF EXPLORATION

As to Section 22 only

METALLICA RESOURCES INC.

By: [signature]
Name: MARK A. PETERSON
Title: VICE PRESIDENT OF EXPLORATION